June 25, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb John Dana Brown Jeffrey Sears Lyn Shenk

Re:	Tesla Motors, Inc. Registration Statement on Form S-1 File No. 333-164593

Ladies and Gentlemen:

On behalf of Tesla Motors, Inc., a Delaware corporation (the “Company”), pursuant to a telephone conversation on June 25, 2010 with the staff of the Securities and Exchange Commission, we hereby confirm that, based on the information supplied to the Company by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

If you have any questions or require further information, please do not hesitate to contact me at (650) 320-4597.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Deepak Ahuja

Tesla Motors, Inc.

Larry W. Sonsini, Esq.

David J. Segre, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.

Simpson Thacher & Bartlett LLP